Exhibit (a)(5)(1)

Acer Incorporated	News Release
Acer Inc. successfully completes tender offer for Gateway, Inc.
TAIPEI, TAIWAN (October 11, 2007) — Acer Inc. (TWSE: 2353; LSE: AM50), has announced today that its wholly owned subsidiary, Galaxy Acquisition Corp., successfully completed its tender offer for Gateway, Inc. (NYSE: GTW). The offer expired at 5:00 p.m., New York City time, on Wednesday, October 10, 2007. As of the expiration of the offer, a total of approximately 322,931,202 shares of Gateway were validly tendered and not properly withdrawn (including 13,370,772 shares tendered under guaranteed delivery procedures), representing approximately 86.09 percent of Gateway’s outstanding common stock on a fully diluted basis. All shares that were validly tendered and not properly withdrawn have been accepted for purchase.
J.T. Wang, Chairman and CEO of Acer stated, “I want to thank all of the teams who have made this such a successful and swift transaction. Because of the friendly and cooperative spirit of this acquisition, we look forward to a seamless integration of Gateway. We welcome Ed Coleman and the talented team at Gateway, into the Acer family, and we are delighted by the enthusiasm with which Gateway employees and clients have reacted to joining our group. Our enhanced global footprint and leading multi-branded strategy will be extremely valuable for our customers and will drive growth for the combined company in the years ahead.”
Acer also announced Galaxy Acquisition Corp.’s intention to exercise its option, under the terms of the Agreement and Plan of Merger, to purchase directly from Gateway a number of additional shares sufficient to give Galaxy Acquisition Corp. ownership of more than 90% of Gateway’s outstanding shares, when combined with the shares purchased by Galaxy Acquisition Corp. in the tender offer.

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Following the exercise of the option, it is expected that Galaxy Acquisition Corp. will merge with and into Gateway, with Gateway continuing as the surviving corporation and as an indirect wholly owned subsidiary of Acer. As a result of the merger, each outstanding share of Gateway common stock (other than shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) will be converted into the right to receive US$1.90 per share, net to the holder in cash without interest. The merger is expected to occur on or about October 16, 2007, and Gateway common stock will cease to be traded on the NYSE.
Contacts

Cynthia Hiponia	Stella T.H. Chou, Henry Wang
The Blueshirt Group for Acer	PR, Branding Division
San Francisco, CA	8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Tel: +1-415-217-4966	Taipei Hsien 221, Taiwan, R.O.C.
Fax: +1-415-217-7721	Tel: +886-2-8691-3204/1046
Cynthia@blueshirtgroup.com	Fax: +886-2-8691-3262
Stella_th_chou@Acer.com.tw
Henrywang@Acer.com.tw
About Acer
Acer ranks as the world’s No. 4 branded PC vendor, designing easy, dependable IT solutions that empower people to reach their goals and enhance their lives. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model is instrumental to the company’s continued success. The model encourages partners and suppliers to collaborate in a winning formula of supply-chain management, allowing Acer to provide customers with fresh technologies, competitive pricing, and quality service. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion.

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